FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:                July 2009

Commission File Number:   000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1           News Release dated July 15, 2009

Document 1

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
WWW.AMADORGOLDCORP.COM

                FOR IMMEDIATE RELEASE:   July 15, 2009                                                                                                            TSX-V:AGX

Amador Gold Corp. Provides Summary on Ontario Projects

VANCOUVER, BC – Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to provide a summary of the progress and highlights of recent exploration programs and proposed further work at its gold and base metal projects in Ontario.

The company’s strategy is to identify and explore favourable geology for hosting base and precious metal deposits. To maximize the potential for success the company focuses on areas with a proven track record for discovering major deposits, such as the Timmins mining area. Existing labour force and infrastructure (such as roads, power, and ore/metal processing facilities) in these areas allows for a more efficient use of exploration dollars and increases the potential for bringing a mine into production.

Loveland Copper/Nickel/Gold Project

o	2008 gold results include:

o	6.37 g/t gold over 8.55 meters

o	6.17 g/t gold over 3.0 meters

o	10.39 g/t gold over 3.1 meters

o	2008 nickel-copper results include:

o	0.70% nickel and 0.75% copper over 45 meters

o	0.40% nickel and 0.55% copper over 35.5 meters

o	0.53% nickel and 0.88% copper over 22.80 meters

o	Historic Cominco Zone: Non-compliant NI 43-101 resource of 130,000 tons grading 0.68% nickel and 0.73% copper.*

o	Historic Hollinger Zone: Non-compliant 43-101 resource of 422,000 tons grading 0.71% nickel and 0.42% copper.*

o	2008/2009 drill program showed high-grade results and continuity of gold mineralization.

o	Further analysis is under way to study areas with potential gold mineralization and examine the numerous VTEM anomalies for new drilling targets.

o	Property flown by VTEM, with numerous anomalies identified. Of the 33 defined VTEM targets, only three have been drilled to date.

o	The discovery of gold adds a new dimension to the Company’s most advanced copper/nickel project and significantly increases the overall potential of the Loveland property.

Horwood Gold/VMS Project

o	2008 Bend zone drilling highlights:

o	12.35 grams per tonne gold over 2.4 meters

o	Grab samples from quartz veins 2 km northeast of the Bend and Gabbro Zones:

o	17.30 g/t gold

o	22.72 g/t gold

o	19.68 g/t gold

o	Known gold targets include the Haddington Zone, which returned positive results from limited drilling in the mid-1990s.

o	11.66 grams/tonne gold over 1.45 meters

o	3.33 g/t and 3.03 g/t gold in recent grab samples

o	Property also hosts VMS-style (volcanogenic massive sulphide) mineralization discovered while testing an airborne VTEM anomaly during the 2008 drilling program.

o	1.3 meters grading 4.47% copper and 2.03% zinc

o	The style of mineralization is similar to deposits in the Timmins camp that have collectively produced more than 70 million ounces of gold during the past century.

o	Entire property has been flown with the airborne VTEM system.

o	Trenching is underway and drill-testing is being planned for gold-bearing zones on strike and at depth in order to identify higher concentrations of gold in high-grade shoots or extensive low-grade zones amenable to open-pit mining.

o	The 2009 summer exploration program is currently defining existing gold and VMS zones as well as vectoring in on potential targets for future drilling.

Kell Silver Project

o	Drilling highlights include:

o	2,401 g/t silver over 1.73 meters

o	4,580.4 g/t silver over 0.53 meter

o	3.574.5 g/t silver over 0.40 meter

o	262 g/t silver over 8.63 meters

o	Hosts silver-cobalt-nickel mineralization in a series of en-echelon quartz-calcite veins in a deformation zone averaging three to eight metres wide.

o	The Company conducted magnetic and electromagnetic surveys across the vein, and drilled 17 holes totaling 2270 meters, testing the Kell vein along strike and at shallow depths.

o	In 1920-21, a shipment of 1,558 lbs of rock gave 1,620.9 ounces of silver.

Jessop Project

o	The primary target is a quartz feldspar porphyry rock unit. This type of unit is known to act as an “engine” to circulate gold-bearing fluids.

o	In 1986, Pamour Gold Mines systematically sampled the till along the southern boundary of the present-day Jessop property and found gold values as high as 58 grams per tonne.

o	Recent VTEM results along with historical data have been compiled to assess the property’s mineral potential.

o	Summer plans include ground geophysics to define future drill targets.

Maskooch Project

o	Geological environment prospective for hosting volcanogenic massive sulphide (VMS) and precious metal mineralization.

o	Accessible by well-maintained logging roads and lies 12 km southeast of the past-producing South Bay Mine, a copper-zinc-silver massive sulphide deposit that produced 1.6 million tons of ore averaging 1.8% copper, 11.06% zinc and 2.12 oz. silver per ton.

o	Maskooch Gold Showing, a 9-to-10-meter wide shear zone associated with chlorite and ankerite that historically produced assays up to 16 g/t gold. Preliminary mapping suggests that the shear zone can be followed for several kilometers across the property. Where shear zone intersects with iron formations may provide chemical traps for gold mineralization; these areas are future exploration targets.

o	Recent VTEM airborne geophysical survey has identified Volganogenic Massive Sulphide (VMS – copper, zinc, silver) targets across the property in areas with alteration zones favourable for hosting large deposits.

*A qualified person has not done sufficient work to classify these historical estimates as current mineral resources. The Company is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Amador holds other projects in Ontario, and is also planning to begin ground geophysical and soil geochemical surveys to test known gold zones at its Dale property near Timmins.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company’s Ontario Projects. The contents of this news release have been reviewed and approved by Mr. Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project which recently completed its spring drill program and the Horwood Gold Project which recently commenced its summer exploration program.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries:
Kevin Hull, Investor Relations
Phone: (604) 685-2222
Email: info@amadorgold.com
Website: www.amadorgoldcorp.com

AGORACOM Investor Relations:
Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)
Date: July 24, 2009	By: /s/ Beverly J. Bullock Beverly J. Bullock, Corporate Secretary